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                                                   UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549
                                                 __________________

                                                      FORM 8-A

                                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                                     PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                                          SECURITIES EXCHANGE ACT OF 1934

                                         PEGASUS COMMUNICATIONS CORPORATION
                               ------------------------------------------------------
                               (Exact Name of Registrant as Specified in Its Charter)

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                    DELAWARE                                                            23-3070336
--------------------------------------------------------    ------------------------------------------------------
    (State of Incorporation or Organization)                                (I.R.S. Employer Identification No.)

  C/O PEGASUS COMMUNICATIONS MANAGEMENT COMPANY
         225 CITY LINE AVENUE, SUITE 200
            BALA CYNWYD, PENNSYLVANIA                                                      19004
--------------------------------------------------------    ------------------------------------------------------
    (Address of Principal Executive Offices)                                             (Zip Code)


If this form relates to the registration of a class              If this form relates to the registration of a
of securities pursuant to Section 12(b) of the                   class of securities pursuant to Section 12(g) of
Exchange Act and is effective pursuant to General                the Exchange Act and is effective pursuant to
Instruction A.(c), please check the following box.               General Instruction A.(d), please check the
|X|                                                              following box. |_|



Securities Act registration statement file number to which this form relates: ___________________________
                                                                                  (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                Title of Each Class                                       Name of Each Exchange on Which
                to be so Registered                                       Each Class is to be Registered
        ------------------------------------                              ------------------------------
        Class A Common Stock, par value $.01                                     Pacific Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                                        None
                                                  (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

INTRODUCTORY STATEMENT

         Our Class A common stock, par value $0.01 per share, is currently registered under section 12(g) of the Securities Exchange Act of 1934.

         We are filing this registration statement to register our Class A common stock under section 12(b) of the Exchange Act in connection with the proposed listing of the Class A common stock on the Pacific Exchange.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Our authorized capital stock consists of 250,000,000 shares of Class A common stock, par value $.01 per share, 30,000,000 shares of Class B common stock, par value $.01 per share, 200,000,000 shares of non-voting common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share.

         As of December 8, 2005, there were 11,342,225 shares of Class A common stock outstanding; 1,832,760 shares of Class B common stock outstanding beneficially owned entirely by Marshall W. Pagon, our President and Chief Executive Officer; and no shares of non-voting common stock outstanding. The number of outstanding shares of Class A common stock given above does not include 285,500 shares held by one of our subsidiaries and 3,112 treasury shares.

         Of the 20,000,000 shares of preferred stock that we are authorized to issue, 2,650,300 shares are currently designated as Series C convertible preferred stock.

         The following summary description relating to our capital stock sets forth the material terms of our capital stock. This summary is not intended to be complete. It is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation.

COMMON STOCK

         Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Class A common stock, Class B common stock and non-voting common stock are identical in all respects, except that:

    o holders of Class A common stock are entitled to one vote per share, the holders of Class B common stock are entitled to ten votes per share, and the holders of non-voting common stock have no voting rights except as provided by law;

    o stock dividends payable in common stock on Class A common stock may be paid only in shares of Class A common stock, stock dividends payable in common stock on Class B common stock may be paid only in shares of Class B common stock, and stock dividends payable in common stock on non-voting common stock may be paid only in shares of non-voting common stock; and

    o shares of Class B common stock can be converted into Class A common stock and are subject to certain restrictions, described below, on ownership and transfer.
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         Holders of a majority of the outstanding shares of each Class A common stock and Class B common stock, voting as separate classes, must approve any amendment to the amended and restated certificate of incorporation that has any of the following effects:

    o any decrease in the voting rights per share of Class A common stock or any increase in the voting rights of Class B common stock;

    o any increase in the number of shares of Class A common stock into which shares of Class B common stock are convertible;

    o any relaxation on the restrictions on transfer of the Class B common stock; or

    o any change in the powers, preferences or special rights of the Class A common stock or the Class B common stock adversely affecting the holders of the Class A common stock.

         Except as described above or as required by law, holders of Class A common stock and Class B common stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. Holders of non-voting common stock are not entitled to vote on amendments to our certificate of incorporation, whether such amendment increases or decreases the number of shares of non-voting common stock, or otherwise. Where holders of non-voting common stock are entitled to a vote by law, they are entitled to one vote per share, and they will vote together as a single class with the holders of the Class A common stock and Class B common stock, unless the law requires a separate class vote. Holders of a majority of the outstanding shares of each Class A common stock and Class B common stock, voting as separate classes, must approve the authorization or issuance of additional shares of Class B common stock, except when we take parallel action with respect to Class A common stock and the non-voting common stock in connection with stock dividends, stock splits, recapitalizations, and similar changes.

         As of December 8, 2005, the outstanding shares of Class A common stock equal approximately 86% of the total common stock outstanding, and the holders of Class B common stock have control of approximately 62% of the combined voting power of the common stock. The holders of Class B common stock have the power to elect all directors for which the common stockholders vote. Except in the cases described above, where the Class A and Class B common stock vote as separate classes, Mr. Pagon, by virtue of his beneficial ownership of all of the Class B common stock, may determine the outcome of any matter submitted to the stockholders for approval, including the outcome of all corporate transactions.

         Each share of common stock is entitled to receive dividends as declared by the board of directors out of funds legally available. The Class A common stock, Class B common stock and non-voting common stock share equally on a share-for-share basis in cash dividends and in any other dividends not paid in the form of shares of common stock.

         In the event of a merger or consolidation to which Pegasus Communications Corporation is a party, each share of Class A common stock, Class B common stock and non-voting common stock will be entitled to receive the same consideration, except that, in a merger in which Pegasus Communications Corporation is not the surviving corporation, holders of Class B common stock may receive stock with greater voting power in lieu of stock with lesser voting power received by holders of the Class A common stock, and holders of non-voting common stock may receive stock with no voting rights.

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         Our stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders if we liquidate, dissolve or wind up. No shares of common stock are subject to redemption or a sinking fund. All issued common stock is validly issued, fully paid and nonassessable. In the event of any change in the number of outstanding shares of any class of common stock from a stock split, combination, consolidation or reclassification, we are required to take parallel action with respect to the other classes so that the number of shares of each class bears the same relationship to each other as they did before the event.

         Conversion Rights and Restrictions on Transfer of Class B Common Stock. The Class A common stock and non-voting common stock have no conversion rights. Each share of Class B common stock is convertible at the option of the holder at any time and from time to time into one share of Class A common stock. Except as described below, any holder of shares of Class B common stock desiring to transfer shares of Class B common stock must present those shares to us for conversion into an equal number of shares of Class A common stock. After conversion, the converted shares may be freely transferred, subject to applicable securities laws. However, a holder of Class B common stock may transfer shares of Class B common stock without conversion if the transfer is to any of the following:

    o Marshall W. Pagon or any of his immediate family members. For purposes of this paragraph, immediate family member includes Mr. Pagon's spouse and parents, the lineal descendents of either of his parents, and the spouses of their lineal descendents. Adoptive and step relationships are included for purposes of defining parentage and descent.

    o The estate of Mr. Pagon or any of his immediate family members until the property of such estate is distributed in accordance with the deceased's will or applicable law.

    o Any voting or other trust, corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by, and which is controlled by, Mr. Pagon or any of his immediate family members.

         If ownership or voting rights of shares of Class B common stock are transferred other than in accordance with the preceding paragraph, or a transferee loses the status that allowed him or her to hold shares of Class B common stock without conversion, such shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock. Because of these restrictions, no trading market is expected to develop in the Class B common stock and the Class B common stock will not be listed or traded on any exchange or in any market.

         Effects of Disproportionate Voting Rights. The disproportionate voting rights of the classes of common stock could have an adverse effect on the market price of the Class A common stock. For example, we could not be acquired in a hostile takeover without Mr. Pagon's approval as long as he has voting control. Merger proposals, tender offers, or proxy contests may be discouraged even if such actions were favored by holders of Class A common stock. Accordingly, holders of Class A common stock may be unable to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at a premium price.

PREFERRED STOCK

         The rights of the holders of our common stock, including the Class A common stock, are subject to the rights of the holders of our preferred stock. The only preferred stock currently outstanding consists of 1,991,147 shares (of a total of 2,650,300 authorized shares) of 6 1/2% Series C Convertible Preferred Stock.

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         We incorporate by reference (except as modified by the preceding paragraph) the description of our Series C preferred stock appearing under the caption "Description of Series C Preferred Stock" in the registration statement on Form S-3 of Pegasus Satellite Communications, Inc. (registration no. 333-32668), filed on March 16, 2000.

         Because we are currently in arrears in the payment of dividends on the Series C preferred stock, we are subject to the restrictions described in the material incorporated by reference above concerning dividends and distributions on, and purchases of, our common stock. For the same reason, the holders of our Series C preferred stock are currently entitled to elect two members of our board of directors; to date, they have elected one member.

ANTI-TAKEOVER PROVISIONS

         Certificate of Incorporation and Bylaws. Certain provisions of our amended and restated certificate of incorporation and bylaws summarized below may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for our securities. Our amended and restated certificate of incorporation and bylaws provide:

    o that we may issue preferred stock with such rights, preferences, privileges and limitations as our board of directors may establish;

    o that special meetings of stockholders may only be called by the chairman of the board or president, a majority of the board of directors, or stockholders holding voting stock of the Company with twenty percent or more of the votes eligible to be cast in the election of directors.


         Delaware General Corporation Law. The terms of Section 203 of the Delaware General Corporation Law apply to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder," as defined below, for a period of three years from the date that person became an interested stockholder, unless:

    o the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

    o upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

    o at or after the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

         Under Section 203, an "interested stockholder" is defined as any person, other than Pegasus and any direct or indirect majority-owned subsidiary of Pegasus, that is:

    o    the owner of 15% or more of the outstanding voting stock of Pegasus; or

    o an affiliate or associate of Pegasus and was the owner of 15% or more of the outstanding voting stock of Pegasus at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

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         Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or bylaws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our amended and restated certificate of incorporation does not exclude us from the restrictions imposed under Section 203.

         Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management, and they could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

ITEM 2.  EXHIBITS.

3.1 Registrant's Amended and Restated Certificate of Incorporation (which is incorporated herein by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission March 31, 2003).

3.2 Registrant's Bylaws, as amended (which is incorporated herein by reference to Exhibit 3.6 to Pegasus Satellite Communications, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission April 2, 2001).

3.3 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (which is incorporated herein by reference to Exhibit 3.8 to Pegasus Satellite Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2, 2001).

3.4 Certificate of Decrease Relating to Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (filed herewith).

3.5 Certificate of Increase Relating to Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (filed herewith).

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            PEGASUS COMMUNICATIONS CORPORATION

Date: December 14, 2005                     By: /s/ Scott A. Blank
                                            ------------------------------
                                            Scott A. Blank,
                                            Senior Vice President

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                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION
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3.1      Registrant's Amended and Restated Certificate of Incorporation (which is incorporated herein by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission March 31, 2003).

3.2 Registrant's Bylaws, as amended (which is incorporated herein by reference to Exhibit 3.6 to Pegasus Satellite Communications, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission April 2, 2001).

3.3 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (which is incorporated herein by reference to Exhibit 3.8 to Pegasus Satellite Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2, 2001).

3.4 Certificate of Decrease Relating to Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (filed herewith).

3.5 Certificate of Increase Relating to Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 6 1/2% Series C Convertible Preferred Stock of Registrant (filed herewith).


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